UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-36542

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TerraForm Power, Inc.

Full Name of Registrant

_________________________

Former Name if Applicable

200 Liberty Street, 14th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10281
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

TerraForm Power, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) without unreasonable effort and expense. The Company's delay in filing the Form 10-K is due principally to the need for additional time for the Company to finalize, and for its independent public accounting firm to complete its audit of, the Company's annual financial statements. The Company intends to file the Form 10-K within the 15-calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Tebbutt, Chief Financial Officer, 646-992-2400

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the Company’s acquisition of Saeta S.A.U., a Spanish renewable power company with 1,028 MW of wind and solar facilities (“Saeta”), in June 2018, the results of operations for the fiscal quarter and year ended December 31, 2018 will be significantly different compared to the results of operations for the fiscal quarter and year ended December 31, 2017. For additional information on the acquisition of Saeta, see the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 9, 2018. As a result of the issues noted above in Part III and because the Company’s procedures are not yet complete, a reasonable estimate of the results for the fiscal quarter or year ended December 31, 2018 cannot be made at this time.

TerraForm Power, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2019	By:	/s/ Michael Tebbutt
Chief Financial Officer